Exhibit 1(i)

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

MASTER VALUE OPPORTUNITIES LLC

This Certificate of Amendment is being executed as of December 15, 2017 for the purpose of amending the Certificate of Formation of Master Value Opportunities LLC (the “Company”) filed with the Office of the Secretary of State of the State of Delaware on May 2, 2000 pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq.

1. The name of the Company is Master Value Opportunities LLC.

2. The name of the Company is hereby changed to Master Advantage U.S. Total Market LLC.

3. This Certificate of Amendment shall become effective upon filing.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has executed this Certificate of Amendment as of the day and year first above written.

By:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	Authorized Person